

November 5, 2020

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 N. Camden Drive
Suite 600
Beverly Hills, California 90210

> **Re: YayYo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **File No. 001-39132**

Dear Mr. El-Batrawi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 51

1. You state management conducted an evaluation on "this quarterly report on Form 10-Q" and concluded that your disclosure controls and procedures were not effective at "September 20, 2019" due to a material weakness. However, under "Changes in Internal Controls over Financial Reporting" (ICFR) you disclose that an evaluation was carried out at December 31, 2019 and management concluded disclosure controls and procedure were effective. Please amend the filing to clearly disclose managements evaluation and assessment of disclosure controls and procedures as of December 31, 2019. To the extent management believes the disclosure controls and procedures were effective at December 31, 2019, please explain to us how you arrived at that conclusion in light of the existing material weaknesses. Your explanation should be comprehensive and address all of the

components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. Please include in your response, an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting, page 52

2.   You state management determined that you maintained effective internal control over financial reporting at December 31, 2019. Considering a material weakness in internal controls was identified, revise the filing to clarify managements' conclusions regarding the effectiveness of your internal controls over financial reporting as of December 31, 2019. In this regard, management may not conclude that your internal control over financial reporting is effective when an material weakness exists at the evaluation date. Refer to Item 308(a)(3) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology